

April 3, 2025

Arik Kaufman
Chief Executive Officer
Steakholder Foods Ltd.
5 David Fikes St., P.O. Box 4061
Rehovot, Israel 7638205

      Re: Steakholder Foods Ltd.
           Draft Registration Statement on Form F-3
           Submitted March 31, 2025
           CIK No. 0001828098

Dear Arik Kaufman:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Manufacturing

cc: Yuta N. Delarck